Beautiful Game, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

(unaudited)

BEAUTIFUL GAME, INC.

INDEX TO REPORT

December 31, 2022

_____

Chattanooga Football Club		
Balance Sheet		
For Years Ending		
Assets		
	December 31, 2022	December 31, 2021
Current Assets		
Cash	1,050,059	37,461
Accounts Receivable	119,108	18,732
Other Current Assets	3,425	450
Prepaid Assets	136,325	12,346
Total Current Assets	1,308,916	68,989
Property and equipment, net of accumulated depreciation $29,850 and $11,338	26,049	32,859
Long Term Investments	25,553	100,000
Intangible Assets, net of amortization $3,366 and $45,956	167,996	210,586
Total Assets	1,528,514	412,434
Liabilities		
Current Liabilities		
Accounts Payable	71,528	89,930
Deferred Revenue	21,264	1,864
Season Ticket Deposits	62,687	51,497
Accrued liabilities	30,303	29,170
	185,782	172,461
Bridge Loan from Owners	-	1,000,000
Total Liability	185,782	1,172,461
Stockholder's Equity		
Common stock – no par value, 53,349 and 34,663 Issued and outstanding; 53,349 shares authorized	-	-
Additional paid in capital	5,640,707	2,125,707
Accumulated deficit	(4,297,976)	(2,885,734)
Total Equity	1,342,731	(760,027)
TOTAL LIABILITIES AND EQUITY	1,528,513	412,434

Chattanooga Football Club
Statement of Operations
For Years Ending

	December 31, 2022		December 31, 2021
Sales	$1,105,907		$1,234,799
Cost of Sales	889,734		535,526
Gross Profits	216,173		699,273
General and Administrative Expense	1,803,181		1,706,946
Loss from Operations	(1,587,007)		(1,007,673)
Other Income			
Interest Income	6,429		675
Federal Loan Forgiveness and Stimulus	170,776		131,635
State Relief Funds	-		-
Loss Before Income Taxes	(1,409,803)		(875,363)
Income Taxes	2,439		10,261
Net Loss	(1,412,242)		(885,624)

	Chattanooga Football Club		
	Statement of Shareholders Equity		
	For Years Ending December 31, 2021 and 2022		
	Common Stock	Retained Earnings	Total
Opening Balance January 1, 2021	$2,125,707	(2,000,110)	$125,597
Net Loss		(885,624)	(885,624)
closing Balance Deemer 31, 2021	2,125,707	-$2,885,734	(760,027)
Opening Balance January 1, 2022	2,125,707	(2,885,734)	(760,027)
Net Loss		(1,412,242)	(1,412,242)
Purchase of Shares	3,515,000		3,515,000
Closing Balance Deemer 31, 2022	$5,640,707	-$4,297,976	$1,342,731

Chattanooga Football Club
Statement of Operations
For Years Ending

	December 31, 2022		December 31, 2021
Cash Flow From Operating Activity			
Net Loss	(1,412,242)		(885,624)
Amortization			
Depreciation	8,510		11,338
Changes in assets and liabilities:			
Changes in accounts receivable	(100,376)		8,043
Changes in other current assets	(126,954)		16,938
Changes in accounts payable	(18,402)		12,433
Changes in other liabilities	31,723		(2,359)
Total cash outflows from operating actives	(1,617,740)		(839,231)
Cash Flows From Investing Activity			
Capital expenditures	(1,700)		(25,439)
Change in Long-term Investments	74,447		-
Change in Intangible assets	42,590		-
Total Cash outflow from Investing	115,337		(25,439)
Cash Flows From Financing Activity			
Loan Repayment	-		-
Bridge Loan	2,515,000		550,000
Capital Paid In	-		-
Total Cash inflows from financing	2,515,000		550,000
Net Change in Cash	1,012,598		(314,670)
Cash Beginning of the Year	37,461		352,131
Cash - End of the Year	1,050,059		37,461
Supplemental Disclosure Of Cash Flow Information			
Cash paid for Interest	-		-
Cash paid for taxes	2,439		10,261

BEAUTIFUL GAME, INC.

NOTES TO FINANCIAL STATEMENT

December 31, 2022

NOTE 1 –NATURE OF OPERATIONS

Beautiful Game, Inc. (the "Company") was incorporated as a C-corporation as of November 8, 2018, in the state of Tennessee. The Company manages a soccer team that competes in the National Independent Soccer Association. The National Independent Soccer Association is a third-tier American professional soccer league. The Company generates the bulk of its revenues through game ticket sales and team merchandise sales. The accompanying financial statement is presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Contingent Risk Regarding Cash Balances

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

From time to time, the Company has on deposit, in institutions whose accounts are insured by the Federal Deposit Insurance Corporation (FDIC), funds that total in excess of the insured maximum. The at-risk amount is subject to significant fluctuations on a daily basis throughout the year. The Company does not believe it is exposed to any significant risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of amounts due from sponsorships. Management considers all trade receivables 30 days past due as delinquent. Interest is not charged on accounts considered delinquent. The Company has evaluated their receivables and does not believe an allowance for doubtful accounts is necessary.

Investments

Investments in long term securities are held at fair maker value.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Generally, property and equipment have a useful life of 3-7 years.

Bridge Loan

Three club owners provided bridge funding in the amount of $0 and $1,000,000 with an interest rate is 0.0% and 0.0% as of December 31, 2022, and 2021.

Advertising and Promotion Costs

Advertising costs are expensed as incurred. During the year ended December 31, 2022 and period ending 2021 the Company incurred advertising expenses of $129,022 and $81,790, respectively.

Federal Loan Forgiveness and Tax Credits

In 2021, the Company received loan proceeds of $131,635 under the Paycheck Protection Program ("PPP"). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Company has used the proceeds for purposes consistent with the PPP. The 2021 loans were treated as government grants in the year received, the has been forgiven in full as of December 31, 2021.

In 2022, the Company received funds from the Employee Retention Credit of $170,176. The Employee Retention Program ("ERC") was designed for businesses who continued paying employees while shut down due to the COVID-19 pandemic or who had significant declines in gross receipts from March 13, 2020, to Dec. 31, 2021.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company follows the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, Accounting for Uncertainty in Income Taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company's evaluation was performed from inception through December 31,2022, for U.S. federal income tax and state income tax for Tennessee, the period which remains subject to examination by major tax jurisdictions as of December 31,2022.

Interest Expense

The Company recognizes interest expense at the earlier of when incurred or when paid, with certain exceptions.

Revenue Recognition

The Company's primary income is from the sale of tickets to sporting events, the sale of merchandise and sponsorship revenue. Revenue from the sale of tickets and merchandise is recognized at the time of sale. Sponsorship revenue is recognized pro-rata over the term of the sponsorship agreement.

Revenues from theme park ticket sales are recognized when the tickets are used. Revenues from annual pass sales are recognized ratably over the period for which the pass is available for use.

Merchandise licensing advances and guarantee royalty payments are recognized based on the contractual royalty rate when the licensed product is sold by the licensee. Non-refundable advances and minimum guarantee royalty payments in excess of royalties earned are generally recognized as revenue at the end of the contract period.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3–COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims that arise in the normal course of business. Management believes that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.